[Letterhead of Penny Auction Solutions, Inc.]

March 13, 2012

VIA IDEA

Securities and Exchange Commission
Washington, D.C. 20549
Attn:  H. Christopher Owings

Re:	Penny Auction Solutions, Inc.
Request to Withdraw Registration Statement on Form S-1
File No. 333-172038

Dear Mr. Owings:

Penny Auction Solutions, Inc., a Nevada corporation (the "Company"), hereby requests pursuant to Rule 477 under the Securities Act of 1933, as amended, to withdraw from registration the Registration Statement on Form S-1 (File No. 333-172038) (the "Registration Statement"), originally filed by the Company with the Securities and Exchange Commission (the "Commission") on February 3, 2011. No shares of common stock were sold pursuant to the Registration Statement. The Company may undertake a subsequent private offering in reliance on Rule 155(c).

The Company requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

Please provide the Company with a copy of the order granting withdrawal of the Registration Statement as soon as it is available.

If you have any questions regarding this request for withdrawal, please contact Gregory R. Carney of Indeglia & Carney, P.C., counsel for the Company, at (949) 679-9560.

Sincerely,

PENNY AUCTION SOLUTOINS INC.

By:	/s/ Michael Holt
Michael Holt, President

cc: Gregory R. Carney, Esq.